June 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services

100 F Street, NE
Washington, D.C. 20549

RE:	Bridger Aerospace Group Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 10-Q for the Quarterly Period Ended March 31, 2024
Form 8-K dated May 13, 2024
File No. 001-41603

Ladies and Gentlemen:

Bridger Aerospace Group Holdings, Inc. (“the Company”, “we” or “our”) wishes to respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated May 29, 2024 to Mr. Eric Gerratt, (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2023 filed on March 20, 2024, the Company’s Form 10-Q for the quarterly period ended March 31, 2024 filed on May 14, 2024 and the Company’s Form 8-K dated May 13, 2024. The headings and numbered items in this letter correspond to the headings and numbered items in the Comment Letter. For your convenience, each of the comments from the Staff in the Comment Letter is included in this letter in boldface type followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 8. Financial Statements and Supplementary Data

Note 20 - Mezzanine Equity, page 105

1.	Please explain why your mandatorily redeemable Series A Preferred Stock is not classified as a liability referencing authoritative literature that supports your conclusion.

Response:

The Company respectfully acknowledges the Staff’s comment, and based on the analysis detailed below, the Company determined that the Series A convertible preferred stock of the Company (the “Series A Preferred Stock”) did not meet the criteria to be classified as a liability pursuant to ASC 480, Distinguishing Liabilities from Equity (“ASC 480”). The Series A Preferred Stock is convertible non-participating preferred stock of the Company and may be converted at any time at the option of the holder into shares of Company common stock, at a conversion price of $11.00 per share (subject to customary anti-dilution adjustments). The Company may, at its option, redeem all or any portion of the outstanding shares of Series A Preferred Stock under certain circumstances at any time on or after April 25, 2027. The Company is also required to redeem all outstanding shares of Series A Preferred Stock on April 25, 2032. In addition, upon the occurrence of certain fundamental changes to the Company and its ownership structure at any time (including prior to April 25, 2027), the holder may require the Company to redeem the outstanding shares of Series A Preferred Stock.

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In accordance with ASC 480-10-55-11, preferred shares with a date-certain redemption date that are convertible at the option of the holder are not considered mandatorily redeemable since redemption is conditional or contingent upon the holder not exercising its option to convert into common shares. Furthermore, the Company considered guidance outlined in ASC 480-10-55-12 to determine whether the conversion option was non-substantive, in which case the Series A Preferred Stock would be considered mandatorily redeemable and recorded as a liability. However, the Company’s Series A Preferred Stock has a substantive conversion option and a date-certain redemption date and accordingly, is not considered mandatorily redeemable because redemption is not certain to occur, as the conversion option could be exercised by the preferred stock-holder at any time prior to the required redemption date of April 25, 2032.

In addition, the Company also considered whether the conversion feature of the Series A Preferred Stock was non-substantive by assessing the pay-off profiles. The Company notes that the conversion price for the Series A Preferred Stock was in-the-money upon its issuance in January 2023, given that the estimated per share fair value of the Company’s common stock exceeded the $11.00 per share conversion price of the Series A Preferred Stock. The Company therefore concluded that the conversion feature was considered substantive. As a result, the Series A Preferred Stock does not meet the definition of a “mandatorily redeemable financial instrument” and is not classified as a liability within the scope of ASC 480.

The Company respectfully advises the Staff that in future filings, the Company will include the following disclosure within its “Mezzanine Equity – Series A Preferred Stock” note to its consolidated financial statements:

“Given the conversion feature is considered substantive, the mandatory redemption on April 25, 2032 is not certain and accordingly, the Series A Preferred Stock are classified as mezzanine equity.”

Note 23 - Earnings (Loss) Per Share, page 110

2.	We note the adjustments to net loss to arrive at diluted earnings (loss) attributable to common stockholders. Please explain why each adjustment is appropriate to arrive at diluted earnings (loss) attributable to common stockholders referencing authoritative literature that supports your conclusion. Refer to ASC 260-10-45-16 and 260-10-45-40 through 42.

Response:

The Company respectfully acknowledges the Staff's comment and has considered the guidance in ASC 260-10-45-16 and ASC 260-10-45-40 through 42, with regards to required adjustments in the calculation of diluted earnings (loss) attributable to common stockholders, as well as the guidance related to convertible securities and the application of the if-converted method.

The adjustments as defined in the Company’s Annual Report on Form 10-K for the fiscal year Ended December 31, 2023 and 2022 to arrive at net loss attributable to common stockholders for purposes of calculating basic and diluted earnings per share (“EPS”) are outlined as follows:

•	Series A Preferred Stock - adjustment for deemed dividend upon Closing: This adjustment relates to the down round feature triggered upon the January 24, 2023 closing (the “Closing”) of the reverse recapitalization of Jack Creek Investment Corp. with the Company’s predecessor, Bridger Aerospace Group Holdings, LLC and its subsidiaries (collectively, “Legacy Bridger”) for the Series A Preferred Stock that reduced the conversion price from $12.93 to $11.00 per share. In accordance ASC 260-10-45-12B, the Company adjusted the net loss for the effect of the down round feature as a deemed dividend when it was triggered at Closing.

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•	Legacy Series A Preferred Shares - adjustment for redemption, extinguishment and accrued dividends: This adjustment relates to the redemption, extinguishment, and the dividends accrued on the Series A-1 and Series A-2 preferred shares of Legacy Bridger (collectively, the “Legacy Series A Preferred Shares”), which were redeemed in August 2022. Net loss was adjusted for the effect of the adjustment as a deemed dividend.

•	Legacy Series C Preferred Shares - adjustment to maximum redemption value: This adjustment relates to the dividends accrued on the Series C preferred shares of Legacy Bridger (the “Legacy Series C Preferred Shares”), which is payable upon redemption. The issued and outstanding Legacy Bridger Series C Preferred Shares were surrendered and exchanged on a one-to-one basis in connection with the Closing into shares of Series A Preferred Stock that have the rights, powers, designations, preferences, and qualifications, limitations and restrictions set forth in Section 4.5 of the Company’s Amended and Restated Certificate of Incorporation. The exchange of Legacy Bridger Series C Preferred Shares into Series A Preferred Shares was accounted for as a modification based on the comparable terms of the exchange. The Company concluded that there was no incremental value associated with this modification.

•	Series A Preferred Stock - adjustment to eliminate 50% multiplier: This adjustment relates to a reduction in the maximum redemption value for the Series A Preferred Stock following the expiration and removal of the multiplier upon Closing. Net loss was adjusted for the effect of the expiration of the 50% multiplier to reflect the change in the redemption value of the Series A Preferred Stock to the applicable amount at the end of the period. The Company believes that this is consistent with the guidance in ASC 480-10-S99-3A, paragraphs 14 to 16. We note that this adjustment reflects a reversal of amounts previously accreted in a prior period, and does not reduce the balance below the initial value of the Series A Preferred Stock.

•	Series A Preferred Stock - adjustment to maximum redemption value: This adjustment relates to the dividends accrued on the Series A Preferred Stock which is payable upon redemption.

Legacy Series A Preferred Shares and Legacy Series C Preferred Shares

The Company determined that the effect of adding back the Legacy Series A Preferred Shares and Legacy Series C Preferred Shares to diluted earnings (loss) attributable to common stockholders would have an anti-dilutive effect on EPS. Accordingly, no adjustments to addback the impacts of these instruments were made to either the numerator or denominator of the EPS calculation for the quarterly and annual periods in the year ended December 31, 2022.

Series A Preferred Stock

In considering the dilutive effect of the Series A Preferred Stock adjustments, the Company applied the if-converted method and only assumed conversion if the effect would be dilutive as detailed in ASC 260-10-45-40 and 41.

In assessing the adjustments to net loss to arrive at diluted earnings (loss) attributable to common stockholders, the Company performed an evaluation of its accounting in connection with the calculation of its diluted EPS, and determined an error resulted from a miscalculation of the numerator used in the determination of diluted EPS. As a result of the of the error to the numerator, the denominator used in the determination of the shares outstanding for diluted EPS also needed to be updated due to the dilution sequencing rules. The Company determined that the error required adjustments of the previously issued financial statements for (i) the three months ended March 31, 2023, (ii) the six months ended June 30, 2023, (iii) the three and nine months ended September 30, 2023, and (iv) the year ended December 31, 2023.

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•	Numerator Miscalculation: For the purposes of calculating diluted EPS, the Company did not adjust the numerator to add back all the dividends and effects of deemed dividends on our Series A Preferred Stock. In accordance with ASC 260-10-45-40, the adjustment for the deemed dividend upon Closing, the adjustment for the elimination of the 50% multiplier upon Closing, and the adjustment to maximum redemption value should have been added back to the numerator. In addition, the Company did not adjust the numerator for the mark-to market adjustment recognized in earnings during the respective period related to the fair value of the 2% interest rate embedded derivative bifurcated from the Series A Preferred Stock host. These adjustments should have been reversed out of the dilutive numerator upon application of the if-converted method to the Series A Preferred Stock.

•	Denominator Implications: The addback of the Series A Preferred Stock dividends to the numerator and the if-converted number of shares to the denominator caused certain other potentially dilutive securities to become anti-dilutive because of the dilution sequencing rules and were subsequently removed from the denominator when arriving at diluted earnings (loss) attributable to common stockholders.

The Company determined that the effect of adding back each Series A Preferred Stock adjustment and the fair value of the embedded derivative adjustment to diluted earnings (loss) attributable to common stockholders would have an anti-dilutive effect on EPS for (i) the three months ended June 30, 2023, (ii) the three months ended December 31, 2023, and (iii) the three months ended March 31, 2024. Therefore, there is no error in the previously issued financial statements for these periods.

Refer to the as reported diluted EPS calculation and the comparative as adjusted diluted EPS calculations below for the impact of the errors in the numerator and/or denominator in each period affected.

	For the three months ended March 31, 2023
(in $, except share data)	As Reported	Change	As Adjusted
Numerator	$59,103,220	$(103,442,573)	$(44,339,353)
Denominator	74,986,752	(873,783)	74,112,969
Diluted EPS	$0.79	$(1.39)	$(0.60)

	For the six months ended June 30, 2023
(in $, except share data)	As Reported	Change	As Adjusted
Numerator	$34,276,036	$(97,758,496)	$(63,482,460)
Denominator	77,199,129	(1,596,237)	75,602,892
Diluted EPS	$0.44	$(1.28)	$(0.84)

	For the three months ended September 30, 2023
(in $, except share data)	As Reported	Change	As Adjusted
Numerator	$11,439,951	$5,869,323	$17,309,274
Denominator	78,895,759	581,997	79,477,756
Diluted EPS	$0.15	$0.07	$0.22

	For the nine months ended September 30, 2023
(in $, except share data)	As Reported	Change	As Adjusted
Numerator	$45,715,987	$(91,889,172)	$(46,173,185)
Denominator	77,903,350	(1,258,812)	76,644,538
Diluted EPS	$0.59	$(1.19)	$(0.60)

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	For the year ended December 31, 2023
(in $, except share data)	As Reported	Change	As Adjusted
Numerator	$8,523,902	$(85,726,916)	$(77,203,014)
Denominator	78,908,017	(1,380,636)	77,527,381
Diluted EPS	$0.11	$(1.11)	$(1.00)

The Company determined that such error was material to previously issued financial statements for the foregoing periods. Accordingly, the Company plans to restate its consolidated financial statements for each of the aforementioned periods by filing an amendment to the following annual and quarterly reports:

•	Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the Commission on March 20, 2024 with a supplemental footnote to disclose the restated quarterly periods of 2023, including (i) the three months ended March 31, 2023, (ii) the six months ended June 30, 2023 and (iii) the three and nine months ended September 30, 2023, and

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, as filed with the Commission on May 14, 2024, to restate the quarter ended March 31, 2023 period.

Item 15. Exhibit and Financial Statement Schedules, page 114

3.	We note that your annual report is incorporated by reference in Form S-3 filed January 26, 2024. As such, please provide the consent of your independent registered public accounting firm or tell us why consent is not required. Refer to Item 601(b)(23)(ii) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that it will file an amended Annual Report on Form 10-K for the year ended December 31, 2023 with the required Exhibit 23.1 consent letter from its independent registered public accounting firm as soon as all comments are resolved to the satisfaction of the Staff.

Form 10-Q for the Quarterly Period Ended March 31, 2024 Exhibits 31.2 and 31.2, page 1

4.	Please tell us why the certifications filed as Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting. Refer to Item 601(b)(31) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that it will file an amended Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 with updated Exhibit 31.1 and 31.2 certifications including the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting as soon as all comments are resolved to the satisfaction of the Staff.

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Form 8-K dated May 13, 2024 Exhibit 99.1, page 1

5.	Reference is made to your disclosure on page 1 of first quarter 2024 adjusted EBITDA. Please present the most directly comparable GAAP measure with equal or greater prominence to your non-GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

The Company respectfully acknowledges the Staff’s comment regarding the Company’s use of non-GAAP measures in accordance with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Accordingly, the Company will revise its future earnings releases, beginning with its earnings release for the quarter ending June 30, 2024 to be distributed in August 2024, to present net income (loss), the most directly comparable GAAP financial measure, with equal or greater prominence to adjusted EBITDA, the relevant non-GAAP financial measure.

We appreciate the opportunity to respond to your comments. If you have any questions or require additional information regarding our responses, please feel free to contact me at 208-724-1593.

Sincerely,

/s/ Eric Gerratt

Eric Gerratt

Chief Financial Officer

Bridger Aerospace Group Holdings, Inc.

cc:	Tim Sheehy, Chief Executive Officer
Michael P. Heinz, Sidley Austin LLP
Andrea Castle, Crowe LLP

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